Exhibit (a)(2)(F)

July 2, 2008

To the Stockholders of Esmark Incorporated:

On June 25, 2008 Esmark Incorporated (“Esmark”) entered into a merger agreement with OAO Severstal (“Severstal”). Under the terms of the merger agreement, Severstal has amended its tender offer for all of the outstanding shares of common stock of Esmark (and associated preferred share rights) to increase its price to $19.25 per share, net to the seller in cash, without interest, and less any required withholding taxes.

The tender offer is scheduled to expire at 11:59 p.m. (New York City time) on July 18, 2008, unless extended in accordance with the terms of the merger agreement.

The Esmark Board of Directors has determined that the merger agreement, the tender offer and the merger are advisable and in the best interest of Esmark stockholders, and recommends that Esmark stockholders ACCEPT the tender offer and tender their shares of Esmark common stock in the tender offer.

In arriving at its recommendation, the Esmark Board of Directors considered a number of factors. Those factors are discussed in the attached amendment to our solicitation/recommendation statement on Schedule 14D-9.

In addition, enclosed are Severstal’s supplement to its offer to purchase, letter of transmittal and related documents. These documents set forth the terms and conditions of the tender offer and provide information as to how to tender your shares of Esmark common stock in the tender offer. We urge you to read these documents and to consider this information carefully.

We believe this amended tender offer is very beneficial for our stockholders and our company. I thank you for the continued support you have given to Esmark.

Very truly yours,

James P. Bouchard

Chairman and Chief Executive Officer